

February 4, 2015

Via e-mail
Ningfang Liang
Chief Financial Officer
Tantech Holdings Ltd.
No. 10 Cen Shan Road, Shuige Industrial Zone
Lishui City, Zhejiang Province
People's Republic of China

> **Re:** **Tantech Holdings Ltd.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed January 21, 2015**
> **File No. 333-198788**

Dear Mr. Liang:

We have reviewed your registration statement and have the following comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Capital Expenditures, page 65

1. Please revise your disclosure here and elsewhere to address how the return of the $2.3 million that you discuss here affected your capital expenditures in 2014, and what the total amount of capital expenditures for 2014 was. Please also disclose the status of the $1 million that has yet to be returned to you. Please also revise to disclose the impact that cancelling the purchase of this equipment has had on your plans to expand your EDLC carbon business.

Executive Compensation, page 112

2. Please update your disclosure under this heading to reflect the last full financial year. Please refer to Item 6.B of Form 20-F.

Placement, page 138

3. Please advise why you stated that the commissions received by and profit realized on the sale of securities by your Placement Agent "might be deemed to be" underwriting discounts or commissions under the Securities Act.

<u>Exhibits and Financial Statement Schedules, page II-2</u>

4. Please file an executed copy of your placement agreement with your next amendment. Please also file an updated copy of your employment agreement with Chen Zaihua.

You may contact Nudrat Salik at (202)551-3692 or Melissa Rocha at (202)551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

CC: Anthony W. Basch, Esq. (*via e-mail*)
        Kaufman & Canoles, P.C.